         THIS DOCUMENT IS A COPY OF THE FORM 11-K PREVIOUSLY FILED ON JUNE 30, 1995 PURSUANT TO A RULE 201 TEMPORARY HARDSHIP EXEMPTION


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549




                               FORM 11-K


    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934




        For the fiscal year ended December 31, 1994


       A.  Full title of plan:

           Crown Cork & Seal Company, Inc.
           401(k) Retirement Savings Plan
           for Salaried Employees of
           CONSTAR International, Inc.


      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:




                 CROWN CORK & SEAL COMPANY, INC.
                      9300 ASHTON ROAD
                  PHILADELPHIA, PA 19136



















                                   INDEX



                                                                   Pages


    Signatures                                                       3


    Report of Independent Accountants                                6


    Audited Plan Financial Statements and Schedules Prepared in
    Accordance with the Financial Reporting Requirements of ERISA  7 to 14


    Exhibit 23 - Consent of Independent Accountants                  15







































                               SIGNATURES



    Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned duly authorized.








                                         Crown Cork & Seal Company, Inc.
                                         401(k) Retirement Savings Plan
                                         for Salaried Employees fo
                                         Constar International, Inc.





   Date: June 29, 1995                  By: James T. Malec
                                            Member, Benefit Plan Committee





























 Crown Cork & Seal Company, Inc. 401(k)
 Retirement Savings Plan for Salaried
 Employees of CONSTAR International, Inc.
 Financial Statements
 December 31, 1994















































Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Financial Statements


                                        Index

                                                                   Page

Report of Independent Accountants                                    1

Statement of Net Assets Available
   for Plan Benefits, with Fund Information                         2-3

Statement of Changes in Net Assets Available for Plan
  Benefits, with Fund Information                                    4

Notes to Financial Statements                                       5-7

Schedule I  - Schedule of Assets Held for Investment
                  at December 31, 1994                               8

Schedule II - Reportable Transactions (Transaction or
              Series of Transactions) for the Year Ended
              December 31, 1994 in Excess of 5% of Plan Assets       9




Note:     Other schedules required by ERISA are not applicable.

























                       Report of Independent Accountants



To the Savings Plan Committee and Participants of the Crown Cork & Seal Company, Inc.
401(k) Retirement Savings Plan
for Salaried Employees of CONSTAR International, Inc.

In our opinion, the accompanying statements of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc. at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the year ended December 31, 1994, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules
I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. Schedules I and II and the Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




PRICE WATERHOUSE LLP
Philadelphia, Pennsylvania
June 22, 1995







Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan
for Salaried Employees of CONSTAR International, Inc.
Statement of Net Assets Available for Plan Benefits, with Fund Information
December 31, 1994
                                              Stock       Fixed     Diversified   Government   PAYSOP     Loan
                                               Fund       Fund         Fund         Fund        Fund      Fund        Total

Investments at fair value:
 Crown Cork & Seal Company, Inc.            $2,120,720                                        $460,852              $ 2,581,572*
 Sun Trust Retirement Reserve Fund              75,576                                             844                   76,420
 New England Mutual Life Insurance
  Group Annuity Policy #3597                            $13,329,909                                                  13,329,909*
 Windsor Fund                                                        $ 1,196,749                                      1,196,749*
 AIM Equity Funds, Inc. - Weingarten Fund                              1,256,938                                      1,256,938*
 Investment Company of America                                         1,226,799                                      1,226,799*
 Vanguard Fixed Income Securities Fund                                              $686,762                            686,762
 Cash and cash equivalents                       3,024       86,049       30,913      33,514                            153,500
 Loans to employees                                                                                     $ 1,097,467   1,097,467*

       Total investments                     2,199,320   13,415,958    3,711,399     720,276   461,696    1,097,467  21,606,116

Receivable from trustee                                    150,000                                                      150,000
Accrued income receivable                         376          438           104        123          6                    1,047

Net assets available for plan benefits     $2,199,696  $13,566,396   $ 3,711,503   $720,399   $461,702   $1,097,467 $21,757,163



* Comprises more than 5% of the fair value of Plan assets at December 31, 1994.



The accompanying notes are an integral part of these financial statements.



Crown Cork & Seal Company, Inc. 410(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Statement of Net Assets Available for Plan Benefits, with Fund Information
December 31, 1994


                                                    Stock         Fixed*     Diversified  Government  PAYSOP  Loan*
                                                    Fund          Fund          Fund         Fund      Fund   Fund     Total

Investments at fair value:
 Crown Cork & Seal Company, Inc.              $  2,699,347                                           $571,761          $ 3,271,108
 Sun Trust Retirement Reserve Fund                  52,800                                              3,888               56,688
 New England Mutual Life Insurance
  Group Annuity Policy #3597                                  $14,373,149                                               14,373,149
 Windsor Fund                                                               $1,004,662                                   1,004,662
 AIM Equity Funds, Inc. - Weingarten Fund                                      975,259                                     975,259
 Investment Company of America                                                 986,167                                     986,167
 Vanguard Fixed Income Securities Fund                                                   $805,147                          805,147
 Cash and cash equivalents                                        153,193       40,925     25,828                          219,946
 Loans to employees                                                                                           $921,618     921,618

       Total investments                         2,752,147     14,526,342    3,007,013    830,975     575,649  921,618  22,613,744

Accrued income receivable                              137            168           85         68           2                  460

Net assets available for plan benefits          $2,752,284    $14,526,510   $3,007,098   $831,043    $575,651 $921,618 $22,614,204





* Reclassified for comparative purposes.



The accompanying notes are an integral part of these financial statements.






Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Statement of Changes in Net Assets Available for Plan Benefits, with Fund Information
December 31, 1994


                                        Stock      Fixed      Diversified  Government  PAYSOP      Loan
                                        Fund       Fund         Fund         Fund       Fund       Fund         Total

Investment income:
  Dividends                                                   $  93,802    $ 36,825                          $   130,627
  Interest                         $    1,980  $   662,483        2,484         956   $    198  $   69,953       738,054

Gain (loss) on sales of
  investments                          (6,237)                  405,017       3,913          5                   402,698
Unrealized appreciation
  (depreciation) of investments      (251,224)                 (340,005)   ( 44,123)  ( 55,874)                 (691,226)

Income from investment
   activities                        (255,481)     662,483      161,298    (  2,429)  ( 55,671)     69,953       580,153

Contributions:
  Employee                            294,390      790,060      355,259      65,642                            1,505,351
  Employer                            111,571      291,359      113,666      21,004                              537,600

Loan principal repayment                           389,792                                      (389,792)
Loan interest - allocated                           69,953                                      ( 69,953)
Loans issued                                      (642,079)                                      642,079

Participant withdrawals              (121,977)  (2,694,066)   (460,659)    ( 67,698)  ( 57,763)   ( 76,438)  ( 3,478,601)
Net transfers (to) from
   other funds                       (580,599)     173,436     534,841     (127,163)      (515)
Administrative expenses                  (492)      (1,052)                                                (     1,544)

Increase (decrease) in net
  assets available for plan
    benefits                         (552,588)    (960,114)    704,405     (110,644)  (113,949)    175,849   (   857,041)

Net assets at beginning of year     2,752,284   14,526,510   3,007,098      831,043    575,651     921,618    22,614,204

Net asset at end of year           $2,199,696  $13,566,396  $3,711,503     $720,399  $ 461,702  $1,097,467   $21,757,163




The accompanying notes are an integral part of these financial statements.






Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Note to Financial Statements
December 31, 1994


1.  Summary of Significant Accounting Policies

Plan Description. The Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc., formerly the
CONSTAR International Salaried Employees' Savings Incentive Plan (the "Plan") became effective September 1, 1983. The purpose of the Plan is to encourage voluntary savings and to assist employees in meeting their retirement income objectives. All salaried employees of CONSTAR International (the "Employer") with at least one year of service, as defined, are eligible to participate in the Plan. All of the outstanding common stock of CONSTAR International, Inc. was acquired by Crown Cork & Seal Company, Inc. during 1992.

The Plan is administered by the Crown Cork & Seal Co., Inc. Benefit Plans Committee (the "Committee"). The Committee has appointed American National Bank and Trust Company to serve as the trustee of the Plan.

Basis of Accounting. The Plan maintains its financial records and prepares its financial statements using the accrual basis of accounting. Investments listed on a national exchange are valued on the basis of year end closing prices. The investment in the New England Mutual Life Insurance Group Annuity contract is carried at contract value.

All expenses for the administration of the Plan, except for brokerage commissions and related expenses on security transactions, are paid by the Employer.

2.  Contributions and Withdrawals

Participants may make a basic contribution of 2% to 6% of their compensation through payroll deductions. Participants may also make a supplemental contribution of 1% to 11% and an added value contribution of 1% to 10% of their compensation in addition to the full 6% basic contribution, subject to certain limitations. The aggregate of these contributions may not exceed 17% of the participant's compensation, subject to certain limitations.

The Employer makes a matching contribution equal to one-half of the first 6% of aggregate employee basic and added value contributions. Participants are immediately fully vested in allocations of Employer contributions.

That portion of the participant's account contributed by the Employer can only be withdrawn from the participant's account upon retirement, death, disability, separation of employment, attainment of age 59 and one-half or through a loan approved by the Committee. However, the Plan allows for financial hardship withdrawals, subject to certain limitations. Payment of any income tax liabilities generated by withdrawals from the Plan are the responsibility of the employee.







Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Notes to Financial Statments
December 31, 1994


3.  Tax Status of the Plan

The Plan was amended and restated, effective January 1, 1994, to comply with all provisions of the Internal Revenue Code (IRC) and the Employee Retirement
Income Security Act of 1974 (ERISA). The Committee has represented that the Plan has been administered in accordance with all provisions of the IRC and ERISA.

The Company has applied for a determination letter for the Plan from the Internal Revenue Service (IRS). The determination letter is subject to review by the IRS. The Committee anticipates receiving a favorable determination letter from the IRS, and accordingly, the Trust is not subject to federal or local income taxes.

4.  Investment Programs

A participant's contribution to the Plan may be invested solely in any one of the following funds, other than the PAYSOP Fund, or may be divided among any of the available funds in 5% increments. The investment election may be changed by participants at the beginning of a Plan quarter.

The Stock Fund was invested in the common stock of CONSTAR International, Inc. until Crown Cork & Seal Company, Inc., via tender offer, acquired all of the CONSTAR International, Inc. common stock. The proceeds from the sale of the common stock were invested in the Sun Trust Retirement Reserve Fund where they remained at the end of 1992. The Stock Fund began investing in the common stock of Crown Cork & Seal Company, Inc. in 1993.

The Fixed Income Fund is presently investing in guaranteed investment contracts with New England Mutual Life Insurance Company. The annual yields on these contracts were 4.9% in 1994 and 6.6% in 1993.

The Diversified Fund includes shares of the AIM Weingarten Fund, shares of the Investment Company of America as well as shares of the Vanguard Windsor Fund. All three funds are equity funds.

The Government Securities Fund holds shares in the Vanguard Fixed Income Securities Fund, which comprises government bonds with one to four year maturities.













Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Notes to Financial Statements
December 31, 1994




Additionally, the Plan includes the PAYSOP Fund, which, until the aforementioned acquisition by Crown Cork & Seal Company, Inc., invested in the common stock of CONSTAR International, Inc.. The fund currently has 99% of its assets invested in common stock of Crown Cork & Seal Co., Inc. The Tax Reform Act of 1986 eliminated the payroll tax credit which had been the source of funding for the PAYSOP fund. At that time, the Employer discontinued all contributions to the PAYSOP Fund.

Contributions to and cash dividends or other earnings from any fund may be temporarily invested at money market rates prior to the purchase of investment securities. The investments held by the funds may be changed from time to time as determined by the Plan Committee as is consistent with the respective fund's objectives.

5.  Loans to Participants

At December 31, 1994 and 1993, receivables from employees consisted primarily of loans from the Fixed Income Fund to participants in accordance with the terms set forth in the Plan agreement. Interest rates on these loans ranged from 7.0% to 9.5% through 1994. Interest rates during 1993 remained at 7.0% throughout the year.

6.  Subsequent Event

In the October meeting of the Crown Cork and Seal Board of Directors, the Board resolved to merge the assets of the CONSTAR International Inc. Stock Ownership Plan into the Crown Cork & Seal Company, Inc. 401(k) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc., effective December 31, 1994. To date the merger has not occurred; however, management has indicated that the asset merger will occur prior to December 31, 1995.



















Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Schedule of Assets Held for Investment at December 31, 1994



        Description                  Number of Shares    Cost      Fair Value

Crown Cork & Seal Company, Inc.
  common stock                            68,386      $ 2,635,494  $ 2,581,572*

New England Mutual Life Insurance
  Group Annuity Policy #3597                           13,329,909   13,329,909*

Vanguard/Windsor Fund                     95,058        1,232,360    1,196,749*

AIM Equity Funds, Inc. Weingarten Fund    82,638        1,399,833    1,256,938*

Investment Company of America             69,428        1,240,207    1,226,799*

Vanguard Fixed Income Securities Fund     70,873          733,097      686,762

Sun Trust Retirement Reserve Fund         76,420           76,420       76,420

Cash and cash equivalents                                 153,500      153,500

Participant Loan Fund
(at 7.0%-9.5% interest rates)                           1,097,467    1,097,467*

Total Investments at December 31, 1994                $21,898,287  $21,606,116



[FN]
* Comprises more than 5% of the fair value of Plan assets at December 31, 1994.























Crown Cork & Seal Company, Inc. 401(K) Retirement Savings Plan for Salaried Employees of CONSTAR International, Inc.
Reportable Transactions (Transaction or Series of Transactions)
For the Year Ended December 31, 1994 in Excess of 5% of Plan Assets


                                                       Aggregate     Aggregate
                               Number of    Number      Cost of      Proceeds      Cost       Net Gain
   Description of Assets       Purchases   of Sales    Purchases     from Sales   of Asset    on Sale

Sun Trust Retirement
  Reserve Fund                     73         46      $  629,782    $  610,050    $  610,050

New England Mutual Life
 Insurance Group Annuity
 Policy #3597                     28           7       1,854,396     2,649,767     2,649,767

Short-term Investment Co.
 B shares                         55          21         913,282     1,120,889     1,120,889

STI Classic Prime Quality
 Money Market Funds              148         116       3,405,257     3,191,905     3,191,905




